UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Air Methods Corporation

(Name of Subject Company)

Air Methods Corporation

(Name of Person Filing Statement)

Common Stock, $0.06 par value per share
(Title of Class of Securities)

009128307
(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.
Executive Vice President, General Counsel and Secretary
Air Methods Corporation
7211 South Peoria
Englewood, Colorado 80112
(303) 792-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Air Methods Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2017, as amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by ASP AMC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.06 per share (“Common Stock”) of the Company at a purchase price of $43.00 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Purchaser and Parent filed a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer) with the SEC on March 23, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on Thursday, April 20, 2017.  The Offer was not extended.  The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 21,490,361 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition.  All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, on April 21, 2017, Parent and Purchaser effected the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.  At the Effective Time, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Parent or Purchaser at the commencement of the Offer and immediately prior to the Effective Time, (ii) owned by the Company as treasury stock at the commencement of the Offer and immediately prior to the Effective Time or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such Shares in accordance with, and complies in all respects with, Section 262 of the DGCL) was converted automatically into the right to receive the Offer Price.

On April 21, 2017, American Securities LLC issued a press release announcing the expiration and successful completion of the Offer and the consummation of the Merger. A copy of the press release issued by American Securities LLC is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on April 21, 2017 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(12)

Press Release issued by American Securities LLC on April 21, 2017 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by ASP AMC Intermediate Holdings, Inc. and ASP AMC Merger Sub, Inc. on April 21, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

AIR METHODS CORPORATION

	By:	/s/ Crystal Gordon
	Name:	Crystal Gordon
	Title:	Executive Vice President, General Counsel and Corporate Secretary
Dated: April 21, 2017